

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Joaquín Galindo V.
Chief Executive Officer
Empresa Nacional de Electricidad S.A.
Santa Rosa 76,
Santiago, Chile

> **Re: Empresa Nacional de Electricidad S.A.**
> **Form 20-F Annual Report**
> **Filed June 11, 2010**
> **File No. 001-13240**

Dear Mr. Galindo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information or by advising us when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company, page 17

Recent Developments, page 18

1. We note that the earthquake that Chile experienced on February 27, 2010 caused some delay in the construction of Bocamina II. Please disclose the amount of delay that you will experience in the construction of this project, the amount of damage to the facility and your expected losses, if any, due to this damage.

B. Business Overview, page 21

2. We note that you described the principal markets in which you compete and for each of these markets you disclose, among other information, your physical sales to your customer segments expressed in GWh. However, we could not locate in this section a breakdown of your total revenues by category of activity and geographic market for each of the last three

financial years. Please provide a cross-reference to the information you provide in your financial statement footnotes and present this information for each of the last three financial years or tell us why you are not required to do so. Please see Item 4.B.2 of Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 70

b. Liquidity and Capital Resources, page 80

3. We note you have provided a discussion focusing on your liquidity and capital resources from a financial perspective as opposed to accounting perspective. We further note for the purpose of financial covenant certifications you rely on accounting information. Please revise or explain to us why management believes the presentation provides useful information to investors and how your discussion and reconciliation of initial cash to final cash on page 82 complies with Item 5 and related instructions, which requires a discussion focused on the primary financial statements. In this regard, for example, we also note final cash does not equal the ending balance of cash and cash equivalents as presented on page F-12 and the items discussed do not readily correlate to the line items included in your consolidated statements of cash flows in Chilean pesos.

4. Please tell us what consideration was given to providing the financial perspective presentation as a supplement to a discussion focused on your consolidated statements of cash flows reconciling amounts included in your presentation of sources and uses of cash on page 82 to the most comparable GAAP measures as set forth in Item 10(e) of Regulation S-K.

Item 6. Directors, Senior Management and Employees, page 90

5. We note that as of April 22, 2010 that Messrs., Jaime Bauza B., Vittorio Corbo L. and Felipe Lamarca C. replaced three directors who were on your Board of Directors at December 31, 2009. Please provide the disclosures required under Item 6A of Form 20-F for these individuals or advise us why you are not required to do so. Please refer to Item 6A of Form 20-F and General Instruction C(b) of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 100

6. Please disclose whether your major shareholder, Enersis, has different voting rights than other shareholders and, if not, please state affirmatively that they do not have any different voting rights. Please refer to Item 7A.1.(c) of Form 20-F.

Item 10C. Material Contracts, page 112

7. You indicated that you did not have any material contracts that were required to be disclosed under Item 10C of Form 20-F. However, we note that in December 2009 you signed a 3-year bilateral loan for $95 million. Please provide the disclosures requested under Item 10C of Form 20-F for this contract and any other material contracts or tell us why you are not

required to do so. Also, please confirm to us that you will file as exhibits any contracts described under paragraph four of the "Instruction as to Exhibits" for Form 20-F in your next annual statement, if applicable.

Report of Independent Registered Public Accounting Firm, Page F-1

8. We note your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS *as issued by the IASB*. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB, or a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Consolidated Statements of Cash Flows, page F-11

9. We note you have included a reconciliation of net income to operating income. Please revise your presentation to reflect cash generated from operations and net cash flows from operating activities consistent with IAS 7. Please refer to the indirect method example under paragraph three of Appendix A of IAS 7.

10. The line item entitled "[s]hare of the (profit) loss of associates. . ." states the amounts reflected are net of cash distributions received. Please refer to paragraph 31 of IAS 7, which indicates dividends received should be presented on a gross basis. While it appears the actual profit of your associates is presented gross based on your disclosure in Note 11 on page 45, it is not clear if the dividends paid have also be presented separately. Please reconcile the amount of dividends received from your associates on page F-45 to gross amounts presented in your consolidated statements of cash flows.

11. The line item entitled "Other investment disbursements" comprises a significant portion of your net cash flows used in investing activities. Please revise to segregate the material components currently aggregated. Further, please advise us or revise to separately disclose your acquisition of the additional ownership interests in Edegel as disclosed in Note 22.7. Please refer to paragraph 39 to 42B of IAS 7.

Note 2. Basis of Presentation of the Consolidated Financial Statements, page F-17

2.5 Basis of consolidation and business combinations, page F-19

12. Please clarify for us and your disclosures in plain English the meaning of "global integration method." Please confirm that the "global integration method" used to consolidate your subsidiaries is consistent with and complies with IAS 27.

Note 11. Investments in Associates Accounted for using the equity method…, page F-45

13. Please advise us or revise to disclose the nature and extent of any significant restrictions on the ability of your associates to transfer funds to you. We note your disclosure on page F-82 indicating restrictions exist on the transfer of funds; please clarify in your disclosures the extent to which these restrictions impose on your associates' ability to transfer funds. Please refer to paragraph 37(f) of IAS 28 and paragraphs 48 and 49 of IAS 7.

Note 13. Property, Plant and Equipment, page F-51

14. Please revise to disclose the useful lives or depreciation rates used for each class of property, plant and equipment. We note your disclosure of long lived assets' useful lives on page F-22 based on a different but boarder functional groupings. Please refer to paragraph 73 of IAS 16.

Note 36. Adoption of International Financial Reporting Standards, page F-94

15. We note your disclosure that you adopted January 1, 2004 as the date of transition to IFRS. We also note January 1, 2008 is the beginning of the earliest period for which you have presented full comparative information under IFRS and you have provided an opening IFRS statement of financial position as of January 1, 2008. Please revise to clarify your date of transition to IFRS. Please refer to paragraph six and Appendix A of IFRS 1.

16. You disclose IFRS 3 was not applied retrospectively to business combinations that occurred before January 1, 2004 based on the exemption allowed under IFRS 1. If you elected to restate business combinations occurring from January 1, 2004 to your apparent transition to IFRS on January 1, 2008 pursuant to paragraph C1 of IFRS 1, please revise your disclosure to clarify this fact stating also whether you have applied IAS 27 from January 1, 2004 or explain to us the basis for your presentation.

17. Please revise to clarify your application of the exemption for cumulative translation differences. We note the opening translation reserve balance of ThCh$84,113,627 at January 1, 2008. In this regard, if you elected to recognize all translation differences that existed at the date of transition to IFRS, please explain to us why the beginning translation reserve is not reset to zero. Please refer to Appendix D, paragraphs D12 and D13 of IFRS 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Senior Staff Accountant at (202) 551-3202 or in her absence, Andrew Mew, Accounting Branch chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director